

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

David Villarreal
Chief Executive Officer
Safe & Green Development Corp
990 Biscayne Blvd., #501, Office 12
Miami, FL 33132

> **Re: Safe & Green Development Corp**
> **Registration Statement on Form S-1**
> **Filed April 9, 2024**
> **File No. 333-278565**

Dear David Villarreal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Melissa Palat Murawsky